August 30, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal Home Loan Mortgage Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Quarterly Period Ended March 31, 2012

Filed May 3, 2012

File No. 001-34139

Dear Ms. Hayes:

This letter is in response to the Staff’s letter of comment dated August 3, 2012, with respect to the above referenced reports. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response. When we have responded by displaying proposed revisions to future filings in response to the comments, additions are shown in bold and underlined, and deletions have been struck through. We have provided in each relevant instance below a reference to the future filing we anticipate revising in response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 45

Any downgrade in the credit ratings of the U.S. government would likely be followed by a downgrade in our credit ratings …, page 63

1.	In future filings please quantify in this risk factor the additional collateral requirements that would be triggered by a one and two notch downgrade in your credit ratings under your derivative contracts and other borrowings.

A one (from AA+ to AA) or two (from AA+ to AA-) notch downgrade in our credit ratings would not have any impact on the amount of the collateral we would have to post under our derivative contracts and other borrowings. As a result, we do not believe such quantification is necessary in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Table 8 – Mortgage Market Indicators, page 82

2.	We note your disclosure of home price change, which is calculated internally using estimates of changes in single-family home prices by state, which are weighted using the property values underlying your single-family credit guarantee portfolio to obtain a national index. Please provide additional insight into how this measure is calculated. For example, clarify whether your index weights states with higher property values more in the index, whether each state is weighted 1/50 of the total, or whether some other mechanism is used.

The national home price index measures the average appreciation of house values within the currently active Freddie Mac portfolio. There are two main components in our calculation of the national home price index. First, we calculate state-level indices using repeat sales and refinancing activity using Freddie Mac and Fannie Mae single-family mortgage acquisitions. Second, we determine weighting to apply to the state-level indices. To do this, we aggregate the estimated property value of active loans by state, and then divide the state-level aggregate estimated property values by the total aggregate estimated property value for the entire active Freddie Mac portfolio. The state-level weights are then applied to the state-level indices and aggregated to create the national index. By using this approach, states with higher aggregate property values receive a larger weighting in the national index than states with lower property values. The state-level weights are recalculated early in each calendar year based on the prior end-of-year active loan portfolio.

Table 15 – REO Operations Expense, REO Inventory, and REO Dispositions, page 95

3.	We note your REO operations expense includes changes in the holding period allowance both for properties in inventory during the period and those disposed. The net change in the holding period allowance per Table 15 was different than the change disclosed in Table 6.1 in Note 6 to the financial statements. Please reconcile the difference for us and confirm that the change related to dispositions are for REO sold during the period and the change related to inventory is only for inventory still outstanding as of December 31st.

Table 15 presents the components of REO operations expense, which include REO property expenses, net gains and losses on property dispositions, and changes in the fair value less estimated costs to sell of REO properties subsequent to our acquisition of the property. Changes in the fair value less estimated costs to sell of REO properties subsequent to our acquisition of the property impact the REO carrying value presented in Table 6.1 and are included in the “valuation allowance” amounts presented in that table. However, as discussed below, the “valuation allowance” amounts in Table 6.1 also include our initial estimate of costs to sell the property, which is not included in REO operation expense in Table 15.

Table 6.1 presents the carrying value of our REO. We initially measure REO at fair value less estimated costs to sell and subsequently measure REO at the lower of its initial carrying value or fair value less estimated costs to sell. Operationally and for financial disclosure purposes, the fair value of the property and the estimated costs to sell the property are split into two separate components: (1) the fair value of the property; and (2) estimated costs to sell the property. In Table 6.1, the “REO, gross” amounts represent the initial fair value of the property, while the “valuation allowance” amounts include both the initial estimated costs to sell the property as well as any subsequent declines in fair value less estimated costs to sell subsequent to our acquisition of the property. Our initial estimate of costs to sell the property is included in our allowance for loan losses and is recorded as a charge-off upon acquisition of the property, and is therefore not included in the REO operations expense information included in Table 15. Subsequent increases in estimated costs to sell are included in REO operations expense. During 2011, there were no increases in estimated costs to sell subsequent to our initial acquisition of our REO properties. The difference between the valuation allowance amounts in Table 15 and Table 6.1 consists of the estimated costs to sell, which are included in the “valuation allowance” amounts in Table 6.1 but are not included in Table 15 because they are transferred amounts from loan loss reserves.

The following represents a reconciliation of the differences between Table 15 and Table 6.1:

Change in holding period allowance, dispositions, per Table 15	$(456)
Change in holding period allowance, inventory, per Table 15	302

Change in valuation allowance, per Table 15	(154)

Estimated costs to sell included in valuation allowance amount in Table 6.1, but not included in Table 15	(122)

Total change in valuation allowance	$(276)

Change in valuation allowance, per Table 6.1	$(276)

We confirm that, in Table 15, the change related to dispositions is for REO sold during the period and the change related to inventory is only for inventory still outstanding as of period end.

We also note for the Staff that, solely for financial disclosure purposes, our processes treat the fair value of the property and the estimated costs to sell as two separate components. For measurement purposes, our processes treat the fair value of the property and the estimated costs to sell as a single amount, such that the carrying value of REO never exceeds the initial fair value less estimated costs to sell.

In response to the Staff’s comment, we plan to revise Table 6.1 in our Form 10-K for the fiscal year ended December 31, 2012, to remove the initial estimated costs to sell from the “valuation allowance” section and include the initial estimated costs to sell in the “REO, gross” section. To reflect the inclusion of the initial estimated costs to sell in the “REO, gross” section, we will delete “gross” from the title of this section.

Credit Risk, page 128

Table 39 – Repurchase Request Activity, page 130

4.	We note the footnotes to Table 39 and that both the beginning and ending balances represent the unpaid principal balance (UPB) of the loans associated with repurchase requests while the activity in the table represents the amount of the request or cash received. We also note your disclosure that the amount you expect to collect on the outstanding requests is significantly less than the UPB of the loans because many of the requests will be satisfied by reimbursement of the realized credit losses instead of repurchase of loans at the UPB. Please address the following:

•

Explain how you adjust the ending balance in Table 39 to account for the mismatch between the UPB of the loan and the request collected when you receive less than the UPB of the loan. For example, if the beginning balance reflects the UPB of a loan with an outstanding request at December 31, 2010 and in 2011 you are only reimbursed for the realized credit losses, disclose where in this table have you recorded the difference to completely remove the loan as it is now a resolved repurchase request.

The amounts presented in Table 39 are based on UPB rather than actual payments received. However, due to the manner in which our operational systems capture repurchase activity, there may be timing and other differences that result in different UPB amounts for a loan that is presented in more than one line item in this table. For example, a loan may be included in the “Beginning balance” line item based on the UPB of the loan at the time the repurchase request was issued, and may also be included in another line item based on the most-recently reported UPB of the loan, which may be different than the UPB of the loan at the time the repurchase request was issued due to payments made on the loan since that time. As noted in footnote 4 to Table 39, differences such as these and other items that impact the UPB while the repurchase request is outstanding are reflected in the “Other” line item in Table 39.

In response to the Staff’s comment, we will revise the first two footnotes that correspond to Table 39 in the Form 10-K, and Table 30 in our Form 10-Q for the quarterly period ended September 30, 2012, as follows and will make corresponding changes to Table 39 in the Form 10-K for the fiscal year ended December 31, 2012:

(1)	Amounts are based on the UPB of the loans associated with the repurchase requests. ~~New requests issued and requests cancelled represent the UPB of the loans subject to the request, while requests collected represent the amount of cash payment received.~~
(2)	Requests collected are based on the UPB of the loans associated with the ~~include payments received upon fulfillment of the~~ repurchase requests, which in many cases is more than the amount of payments received for reimbursement of losses for requests associated with foreclosed mortgage loans, negotiated settlements, and other alternative remedies.

•

Clarify whether the “new requests issued” amount is based on the UPB of the loan or the amount of the credit losses incurred for which you are seeking reimbursement. To the extent that it is not based on the UPB of the loan, clarify how this amount is trued-up in the reconciliation to get to an ending balance based on UPB.

As noted in our response to the comment above, the amounts shown for “new requests issued” are based on the UPB of the loans.

•

Discuss the factors you consider in determining the remedy you will accept. For example, clarify the factors you consider in deciding to accept reimbursement of credit losses versus actual sale of the loan at its UPB to the servicer.

For loans that have proceeded through foreclosure and that we have determined were ineligible for delivery to us, we will accept reimbursement for realized credit losses. For all other loans that we determine were ineligible for delivery to us, we issue a repurchase request for the loan’s UPB, plus interest and fees. In limited circumstances, we may accept alternative remedies to those stated above, based on a number of factors, including the payment history of the loan, the current status and outstanding UPB of the loan, the estimated loss, the type of deficiency that resulted in the repurchase request, and the customer’s current status and eligibility for an alternative remedy.

•

Disclose the percentage of requests collected during the past three fiscal years that were repurchases of loans by the servicer at the UPB or breakout the “Requests collected” line in Table 39 by the collection types described in footnote two.

In response to the Staff’s comment, we will revise footnote 2 to this table in our Form 10-K for the fiscal year ended December 31, 2012, as follows:

(2)	Requests collected are based on the UPB of the loans associated with the ~~include payments received upon fulfillment of the~~ repurchase requests, which in many cases is more than the amount of payments received for reimbursement of losses for requests associated with foreclosed mortgage loans, negotiated settlements, and other alternative remedies. For the three years ended December 31, 2012, 2011, and 2010, approximately XX%, XX%, and XX%, respectively, of the requests collected in each period were satisfied by reimbursement of losses associated with the request.

•

For those requests that you agree to satisfy by reimbursement of the realized credit losses, discuss the timing of the cash payment from the seller/servicer, and clarify if the amount is determined before foreclosure and sale of the property. If so, disclose whether you can recoup from the seller/servicer any additional losses at sale.

All of the reimbursements we receive for realized losses occur subsequent to disposition of the property and represent final payment of actual losses incurred. For reimbursements satisfied by cash payments prior to sale of the property, the amount we receive is equal to the amount due from the borrower (i.e., the outstanding balance of the loan, accrued interest, advances for taxes and insurance, etc.), and there is no additional loss to Freddie Mac at sale, as the seller/servicer takes possession of the property and is responsible for sale of the property and any resulting gains or losses.

5.	You state on page 130 that during 2011 you expanded your reviews of defaulted loans to include certain loans that were previously excluded from your review process. You also state on page 48 of the March 31, 2012 Form 10-Q that during the first quarter you again revised your loan sampling methodology. Please tell us the types of loans now reviewed that were previously excluded from the process at each of these points in time. Also, tell us the reasons for the decline in loan reviews in 2011 for loans originated in 2008 and prior years.

During 2011, we introduced a monthly random sample of defaulted loans that are excluded by our standard selection criteria. This monthly sample generally consists of foreclosures initiated 25 to 60 months after funding that exhibited acceptable payment history in the first two years after funding. The purpose of the monthly sample is to consider certain loans which may have underwriting defects that did not manifest in the first 24 months, given delays in the foreclosure timelines.

In the first quarter of 2012, we expanded our review of non-performing loans to include loans ranging from 30 days delinquent to those which had already terminated and resulted in an actual loss.

The lower volume of reviews in 2011 of loans originated in 2008 and prior years resulted from the application of our standard selection criteria for non-performing loans. Under these criteria, loans are generally not selected for review more than five years after delivery to us. As a result, the likelihood that loans originated in 2008 and prior will be included in the sample of loans reviewed in 2011 declined by a significant amount.

6.	We note the disclosure on page 131 that your estimate of recoveries from seller/servicer on repurchase obligations is considered in your allowance for loan losses; however, your actual recoveries may be different than your estimates. Please tell us and revise future filings to disclose how you record the difference between the cash received and your estimate of recoveries in your allowance for loan losses. In your response address whether differences would be included in REO operations expense for recoveries received prior to sale or a recovery in the allowance for loan losses.

In response to the Staff’s comment, we will revise our Form 10-Q for the quarterly period ended September 30, 2012, as follows:

Our estimate of recoveries from seller/servicer repurchase obligations is considered in our allowance for loan losses; however, our actual recoveries may be different than our estimates. Such differences are reflected in our allowance for loan losses and impact the amount of the provision for credit losses that we record during a given period. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Allowance for Loan Losses and Reserve for Guarantee Losses” in our 2011 Annual Report for further information. We believe we have appropriately provided for these exposures, based upon our estimates of incurred losses, in our loan loss reserves at ~~June 30, 2012~~ September 30, 2012 and December 31, 2011; however, actual losses may exceed our estimates.

Differences for recoveries received prior to sale would also impact the amount of the provision for credit losses that we record during a given period.

7.	We note the disclosure on page 131 that you entered into an agreement with GMAC Mortgage LLC and Residential Funding Company LLC for partial release of repurchase obligations relating to loans sold to you prior to January 1, 2009. You also state that Ally Financial Inc. recently stated that there is substantial doubt about the parent company of Residential Funding Company LLC’s ability to continue as a going concern. Please tell us and revise future filings to disclose the amount of repurchase requests you have outstanding with this entity that were not part of the release of repurchase obligation agreement. Please also tell us whether you have considered their potential inability to pay in your recovery estimate in your allowance for loan losses, and supplementally tell us the amount that you estimate you will be unable to collect due to their financial condition.

As of June 30, 2012, we had a total of $30 million in outstanding repurchase requests to GMAC Mortgage LLC and Residential Funding Company LLC (collectively GMAC). Because the amount of the outstanding repurchase requests is not significant, we do not plan to disclose the amount in our future filings.

We consider seller/servicers’ potential inability to meet their repurchase obligations to us in our allowance for loan losses and have included language describing this in our disclosure on page 162 of our Form 10-Q for the quarterly period ended June 30, 2012, as follows:

The ultimate amounts of recovery payments we receive from seller/servicers may be significantly less than the amount of our estimates of potential exposure to losses related to their obligations. Our estimate of probable incurred losses for exposure to seller/servicers for their repurchase obligations is considered in our allowance for loan losses as of June 30, 2012 and December 31, 2011. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Allowance for Loan Losses and Reserve for Guarantee Losses” in our 2011 Annual Report for further information. We believe we have appropriately provided for these exposures, based upon our estimates of incurred losses, in our loan loss reserves at June 30, 2012 and December 31, 2011; however, our actual losses may exceed our estimates.

Furthermore, we have disclosed the following regarding our estimate of the amount we will be unable to collect from GMAC due to their financial condition on page 162 of our Form 10-Q for the quarterly period ended June 30, 2012, as follows:

We have evaluated our remaining potential exposure for repurchase obligations relating to loans sold to us by GMAC prior to January 1, 2009, and we believe the impact on our consolidated results of operations will not be significant.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 194

Model Risk, page 195

8.	We note your disclosure on page 196 that on a periodic basis you will change the underlying assumptions or modeling techniques to your proprietary models like mortgage prepayment models, interest rate models, and mortgage default models. You also state that model changes take several months to complete and sometimes it is necessary for you to adjust your interest-rate risk statistics to reflect the expected impact of the pending model change, which are included in your PMVS and duration gap disclosures. We were unable to locate disclosures on adjustments made to your models during 2011, so please confirm that there were no underlying assumption, modeling technique changes, or adjustments to reflect the expected impact of pending changes except for the change made to duration and convexity risk calculation. Additionally, please confirm to the extent that you do have changes to key model characteristics, assumptions and parameters used in providing this disclosure, and the effects of any such change is material, you would provide a discussion of the change, including the reason for the change and related quantification of the effect, pursuant to the guidance in Instruction F under paragraph 305(a)(1)(ii) of Regulation S-K.

The “Quantitative and Qualitative Disclosure About Market Risk” section discusses our market risk management process and investment framework. This section refers to various models that we use as part of our investment and market risk management activities. The results of the models mentioned in this section are used in our portfolio management decision making process and may or may not have an impact on our financial results and disclosures.

In response to the Staff’s comment, we confirm that we did not have any material model changes during 2011 that impacted our financial results and disclosures in our Form 10-K for the fiscal year ended December 2011.

In addition, we confirm, consistent with our current practices, that we will provide in our future filings on Form 10-K or 10-Q a discussion of changes to key model characteristics, assumptions and parameters, including the reason for and related quantification of the effect of the change, if such a change in the model is not related to a routine assumption update from market inputs and it materially impacts financial results and disclosures.

Item 8. Financial Statements and Supplementary Data, page 199

Notes to Consolidated Financial Statements, page 206

Note 1—Summary of Significant Accounting Policies, page 206

Allowance for Loan Losses and Reserve for Guarantee Losses, page 211

Single-Family Loans, page 212

9.	We note your disclosure of the key inputs and factors that are considered in determining the loan loss reserves for single-family loans. Your disclosure indicates that you consider expected repurchases of mortgage loans by sellers under their obligation to repurchase loans that are inconsistent with certain representations and warranties made at the time of sale. Please respond to the following:

•	Expand your policy to discuss the look-back periods you consider in developing this estimate, and tell us whether these periods have changed over time.

The look-back periods we use in estimating our loan loss reserves are subject to extensive governance activities and require significant management judgments. Management considers many items, including recent actual transaction data, our economic forecasts, and our expectations of future business trends, to determine whether the look-back periods are appropriate in estimating future losses. While we have not made any recent changes to the look-back periods used to determine our expectations of repurchases, such look-back periods are subject to change in the future to the extent that we believe past repurchase activity is not representative of expected future repurchase activity. We do not believe that disclosing a single, simple look-back period appropriately conveys the judgment and governance that management applies to determine that the estimates used in our loan loss reserves are appropriate. We believe that a more appropriate disclosure is to indicate that we use recent historical data and management judgment to determine the level of expected repurchase activity.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2012, as follows:

Our loan loss reserves reflect our best current estimates of incurred losses. Our loan loss reserve estimate includes projections related to strategic loss mitigation activities, including loan modifications for troubled borrowers, and projections of recoveries through repurchases by seller/servicers of defaulted loans due to failure to follow contractual underwriting requirements at the time of the loan origination. These projections are based on our recent historical experience and our expectations of future business trends and require significant management judgment.

•

Clarify whether your expanded reviews performed in 2011 and other sampling changes in 2012 affected the methodology or assumptions, such as recovery rates, you considered for reimbursements from seller/servicers in the loan loss reserve.

We did consider the expanded reviews performed in 2011 and the other sampling changes in 2012 in calculating our loan loss reserves. While the increased sampling in isolation did result in an incrementally larger estimated repurchase benefit, in total, this benefit has declined during the first half of 2012. The volume of loans within our portfolio funded between 2005-2008, which accounts for the large majority of our expected repurchase benefit, has continued to decline as those loans complete the foreclosure process, are refinanced, or otherwise pay off.

•

Clarify how these expected recoveries from seller/servicers are reflected in your loan loss reserve rollforwards. For example, we note on page 235 that the recoveries line item includes a reimbursement of losses from a seller/servicer associated with a repurchase request on a loan that experienced a foreclosure transfer or a foreclosure alternative. We also note that the “transfers, net” line item includes amounts related to agreements with seller/servicers where the transfer relates to recoveries received under agreements to compensate for losses. Additionally, your policy disclosure indicates that the provision for loan losses is reduced for expected recoveries. Thus, it is not clear whether the recoveries and transfers line items only reflect the amounts that were different from your original expectations that were recorded as a reduction to provision for credit losses.

Our estimates of expected repurchase benefits impact the amount of the provision for credit losses that we record in a given period and are included in the “Provision (benefit) for credit losses” line item within the loan loss reserve rollforwards. When we determine that a loan is uncollectible (usually after completion of a foreclosure sale or foreclosure alternative) and charge-off the loan loss reserve, we reflect the charge-off in the “Charge-offs” line item. To the extent that we receive the proceeds from a repurchase request subsequent to a foreclosure sale or foreclosure alternative, we reflect the repurchase proceeds in the “Recoveries” line item. The amounts referenced in the “Transfers, net” line item relate to one-time settlement agreements with seller/servicers that were not material to our consolidated financial statements.

We will account for any future settlement agreements in accordance with the accounting model described in our joint pre-clearance submission with Fannie Mae to the Commission’s Office of the Chief Accountant dated November 4, 2011, and confirming letter dated February 14, 2012. Amounts recorded as a result of a settlement related to loans not identified as impaired would be recognized through earnings as other income in the period such agreement is executed. As of June 30, 2012, we have not entered into any new settlement agreements for repurchase requests subsequent to our joint pre-clearance submission.

•

Clarify the circumstances when you would have a reduction in the loan loss reserve related to a recovery with a seller/servicer, consistent with footnote (5) on page 235 during the year ended December 31, 2011.

Please see our response to the comment above, which also addresses this item.

10.	We note your disclosure that pre-foreclosure real estate taxes and insurance are one of the key inputs and factors considered in determining the loan loss reserves for single-family loans. Please respond to the following:

•

Clarify whether this factor relates to past due real estate taxes and insurance payments incurred at the time you are measuring the loan for impairment, or whether it represents expectations of taxes and insurance obligations that may be incurred in the future.

•

To the extent that this input includes an expectation of real estate taxes and insurance payments that may be incurred in the future due to the expectation that the borrower is not making these payments since they are delinquent on the loan, please discuss the forward looking period considered in your determination of the loan loss reserves and how you determined it was appropriate.

•	Tell us the type of information considered in developing this component of the loan loss reserves.

•	Tell us whether the analysis of this factor/input differs in your development of the loan loss reserve for a collateral-dependent loan versus a loan that is not deemed to be collateral-dependent.

For loans measured collectively for impairment, we incorporate an estimate of pre-foreclosure taxes and insurance as a component of our estimated loss severity. Our estimated loss severity is only applied to loans where it is probable that a loss has been incurred as of the balance sheet date. We do not include any forward-looking expectations of tax and insurance payments as part of our assessment as to whether a loss has been incurred as of the balance sheet date. The estimated pre-foreclosure taxes and insurance expense is derived at the portfolio level, and this estimate is based on our recent historical experience of pre-foreclosure tax and insurance expenses incurred to protect our interest in a property prior to the completion of the foreclosure process. This estimate is derived at the portfolio level, because we do not have access to data that informs us of a borrower’s level of delinquent taxes and insurance.

For loans measured individually for impairment, we incorporate an estimate of pre-foreclosure taxes and insurance that we expect to incur to protect our interest in a property as a component of our expected future cash flows. This estimate is developed in the same manner as described above for loans measured collectively for impairment (i.e., at the portfolio level and based on recent historical experience). We do not consider any of our single-family loans to be collateral-dependent because for single-family loans we expect repayment of the loan to be provided by the borrower rather than solely by the underlying collateral. For impaired multifamily loans that are considered collateral dependent, we consider property-specific pre-foreclosure taxes and insurance in determining our loan loss reserves.

Note 4—Mortgage Loans and Loan Loss Reserves, page 232

Table 4.5 – Recourse and Other Forms of Credit Protection, page 236

11.	We note the line item “Lender recourse and indemnifications” in this table and your brief discussion of this type of credit enhancement on page 150. Please respond to the following:

•	Tell us whether the lender recourse and indemnifications disclosed in this table and on page 150 includes your outstanding repurchase requests disclosed on page 130.

•

To the extent that this line item includes outstanding repurchase requests, please clarify how the amounts are reflected in the table. For example, disclose whether based on the UPB of the outstanding requests or some other amount.

•

Clarify in future filings under what facts and circumstances you enter into these lender recourse and indemnification agreements that are separate from the standard seller/servicer contractual arrangement that allows you to request repurchase or indemnification for breaches in representations and warranties on loans sold to you.

When we enter into an agreement to purchase a loan, the seller may elect to sell us the loan with recourse or with indemnification. When we purchase a loan with recourse, the seller agrees to repurchase the loan upon an event of borrower default. When we purchase a loan with indemnification, the seller agrees to reimburse us for any losses we incur on the loan upon an event of borrower default. Typically, a seller will elect to sell a loan with recourse or indemnification as an alternative to obtaining primary mortgage insurance on the loan or in exchange for a lower guarantee fee on the loan. Under these types of agreements, the seller retains the credit risk on the loan regardless of the reason for the default or whether the seller breached the contractual representations and warranties it made when it sold us the loan. Less than 1% of the mortgages in our single-family credit guarantee portfolio were sold to us with recourse or with indemnification.

Separately, for every loan we purchase, the seller represents and warrants that the loan has been originated under specific underwriting standards. If we subsequently discover that the seller has breached its contractual obligations under these representations and warranties, we are entitled to require the seller to either repurchase the loan or to reimburse us for any realized losses on the loan. However, in contrast to the recourse and indemnification agreements described above, these remedies are available to us only if the seller/servicer breaches its contractual representations and warranties.

The amounts shown under “Lender recourse and indemnifications” in Table 4.5 and on page 150 represent only those loans where we purchased the loans with recourse or with indemnification to the seller, and do not include the loans with outstanding repurchase requests made due to seller breaches of contractual representations and warranties disclosed in Table 39. These are two separate and distinct populations of loans. While it may be possible that there is a small subset of loans that are in both populations, this overlap is purely coincidental.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2012, as follows:

Other prevalent types of credit enhancements that we use are lender recourse (under which we may require a lender to repurchase a loan upon default) and indemnification agreements (under which we may require a lender to reimburse us for credit losses realized on mortgages), as well as pool insurance. Lender recourse and indemnification agreements are typically entered into contemporaneously with the purchase of a mortgage loan as an alternative to requiring primary mortgage insurance on the loan or in exchange for a lower guarantee fee on the loan. Pool insurance provides insurance on a pool of loans up to a stated aggregate loss limit. In addition to a pool-level loss coverage limit, some pool insurance contracts may have limits on coverage at the loan level. In certain instances, the cumulative losses we have incurred as of December 31, ~~2011~~ 2012 combined with our expectations of potential future claims may exceed the maximum limit of loss allowed by the policy.

Single-Family TDRs, page 241

12.	We note the disclosure that for loans in a modification trial period you do not receive the terms of the expected completed modification until the modification is completed and you are only notified that the loan is in a modification trial period. We also note your impairment policy for TDRs on page 214 and that loans in trial periods can be considered a TDR. Considering you do not receive the terms of the modification until completion of the trial period please tell us and revise future filings to disclose how you determine the allowance for loan losses on loans in a modification trial period that meet the definition of a TDR. Additionally, please clarify how this interacts with your policy disclosure on page 212 where you state that one of the key inputs and factors considered in developing the loan loss reserves for single-family loans is the expected ability to partially mitigate losses through loan modification. For example, clarify whether this means you would factor in the effects, both positive and negative, of probable modifications into the allowance calculation, and if so, how this is done.

To clarify how we factor in the effects of probable modifications into the allowance calculation, we refer to page 243 of our Form 10-K for the fiscal year ended December 31, 2011, which states in part:

The measurement of impairment for TDRs is based on the excess of our recorded investment in the loans over the present value of the loans’ expected future cash flows. Generally, restructurings that are TDRs have a higher allowance for loan losses than restructurings that are not considered TDRs because TDRs involve a concession being granted to the borrower. Our process for determining the appropriate allowance for loan losses for both single-family and multifamily loans considers the impact that our loss mitigation activities, such as loan restructurings, have on probabilities of default. For single-family loans evaluated individually and collectively for impairment that have been modified, the probability of default is adversely impacted by the incidence of redefault that we have experienced on similar loans that have completed a modification. For multifamily loans, the incidence of redefault on loans that have been modified does not directly impact the allowance for loan losses as our multifamily loans are generally evaluated individually for impairment which is based on the fair value of the underlying collateral and contemplates the unique facts and circumstances of the loan. The process for determining the appropriate allowance for loan losses for multifamily loans evaluated collectively for impairment considers the incidence of redefault on loans that have completed a modification.

We believe that this discussion provides sufficient clarity on the effects, both positive and negative, of probable modifications considered in the allowance calculation, as well as how these effects are incorporated into the calculation.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2012, as follows:

HAMP requires that each borrower complete a trial period during which the borrower will make monthly payments based on the estimated amount of the modification payments. Trial periods are required for at least three months. After the final trial-period payment is received by our servicer, the borrower and servicer enter into the modification. With the adoption of new accounting guidance for TDRs in the third quarter of 2011, we began to consider restructurings under HAMP as TDRs at the inception of the trial period if the expected modification will result in a change in our expectation to collect all amounts due at the original contract rate. Since we do not receive the terms of the modification until completion of the trial period, we estimate the impairment for loans in a modification trial period that are considered TDRs using the average impairment recorded for completed modifications and the estimated likelihood of completion of the trial period. If the borrower fails to successfully complete the trial period, the impairment for the loan is then based on the original terms of the loan. If the borrower successfully completes the trial period, the impairment for the loan is then based on the modified terms of the loan. These subsequent adjustments to impairment based on the success or failure of the borrower to complete the trial period are recorded through the provision for credit losses.

Note 17—Fair Value Disclosures, page 290

Consolidated Fair Value Balance Sheets, page 302

13.	We note your disclosure that during the fourth quarter of 2011, you had a change in estimate which increased the implied capital costs included in your valuation of single-family mortgage loans due to a change in the estimation of a risk premium assumption embedded in your modeled valuation of such loans, leading to a $14.2 billion decrease in the fair value measurement of your mortgage loans. You also disclosed a similar change in the estimation of the risk premium assumption during the second quarter of 2010, which led to a $6.9 billion decrease in the fair value measurement of your mortgage loans. Please provide additional information and support for the widening credit spreads assumption for the single family mortgage portfolio during the fourth quarter of 2011. In this regard, the assumption regarding the widening of credit spreads seems to contrast with the generally decreasing interest rate environment and the stabilization of negative credit trends in the single-family mortgage portfolio.

For a portion of our single-family loan portfolio, we use our internal credit model to estimate fair value due to the lack of observable market benchmarks. For these loans, the risk premium is derived from the capital cost component for the valuation of single-family mortgage loans is an assumption that is not readily available or observable in the market. Single-family mortgage loans we purchase are pooled into mortgage-related securities that are guaranteed by Freddie Mac. Due to Freddie Mac’s guarantee, there is little if any credit risk assumed in the market trading activities of these securities. Market participants do not incorporate borrower credit risk into the pricing of these securities, but rather incorporate Freddie Mac’s credit rating. Non-agency mortgage-related securities include credit risk, and trading of such securities can be leveraged to derive the risk premium. However, since the credit crisis began in 2008, there has been limited market activity for non-agency mortgage related securities. In addition, the credit risk profile of these non-agency securities differs from agency credit risk.

Risk premiums on non-agency mortgage-related securities that contain credit risk are not readily observable. Credit risk premiums are not observable on agency mortgage-related securities as market participants view these securities as free from credit risk due to Freddie Mac’s guarantee. Unlike interest rate risk, which is a risk that trades daily and for which information is widely available, credit risk premiums are not readily available, as the market for trading credit risk is far less liquid. Credit events are typically reported monthly by the servicers of the loans that underlie the mortgage-related securities that contain credit risk, and this information is not widely available. Analysis of trades after they have taken place must be performed to derive the implied capital costs and credit risk premiums in such trades. Further, implied capital costs and credit risk premiums may be impacted by significant market events, which take time to emerge in market activity, and require careful analysis to understand. As a result, implied capital costs and credit risk premiums used in our valuation models are assumptions that are derived internally.

Freddie Mac implemented a new economic capital framework in June 2010 to consistently measure economic capital for all business risks. We use this framework to estimate the risk premium for the portion of our single-family mortgage loans that are valued using our internal model. The implementation of a new economic capital framework was a response to the changing economic environment and new economic trends in credit performance observed in 2009 and resulted in the change in estimation of a risk premium leading to a $6.9 billion decrease in the fair value measurement of single-family mortgage loans. Further, the Company established a policy to periodically review and approve any changes to the economic capital framework and assumptions used to assess the credit risk premium.

During 2011, we performed the periodic review of the assumptions used in the economic capital framework through back-testing of credit risk fundamentals (i.e., comparing actual credit events with model predicted credit events), as well as benchmarking economic capital, and thus credit risk premiums, to market information, where available. This analysis showed that capital levels used in the capital cost calculation needed further alignment with recent stress test events. As a result, Freddie Mac updated its model for deriving credit risk premiums to better incorporate house-price dispersion risks, model risk, and catastrophic event risk. After these adjustments were made, our models produced results that benchmarked more closely with our interpretation of the BASEL III capital requirements, credit rating agency models, and other external models.

This analysis was completed during the fourth quarter of 2011, and an estimated impact of the fair value of the single-family mortgage loan portfolio could be derived (a $14.2 billion decrease in fair value). Because we were able to estimate the impact to the valuation during the fourth quarter of 2011, the change in fair value was recognized at that time. We enhanced our model to reflect the effect of the change in the first quarter of 2012.

Throughout 2011, and particularly during the second half of 2011, market risk premiums widened, despite the fact that credit risk fundamentals were stabilizing. This was due primarily to a market reaction to major market disruptions, including the downgrade of the long-term credit rating of the United States and market turmoil in Europe (i.e., threat of sovereign debt defaults, recessionary fears, possible Euro collapse, etc.). These events produced significant uncertainty in the market, including a “flight to quality” (i.e., reduced market appetite for credit risk). This drove credit risk premiums higher, particularly during the latter part of 2011. Although not directly related to agency mortgage credit risk, the Asset-Backed Securities Index (“ABX”), which is a mortgage-backed credit derivative index, provides an additional observation about general market conditions with respect to credit risk premiums. During 2011, the four ABX indices declined, particularly during the latter part of 2011.

While some of these events are not specifically incorporated into our models and our models are not designed to react specifically to such events (i.e., changes in the ABX Index), we believe they are relevant market data to support our increase of credit risk premiums in our valuation of single-family mortgage loans during the fourth quarter of 2011.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 360

Board Leadership Structure and Role in Risk Oversight, page 362

14.	Please expand your discussion to explain how risk related information flows to the Business and Risk Committee and senior executives. Your discussion should address whether you have separate business line risk committees and how these committees interact with the Board’s Business and Risk Committee, the Chief Risk Officer and Enterprise Risk Management Division.

In response to the Staff’s comment, we will revise our Form 10-K for the fiscal year ended December 31, 2012, to include:

The Enterprise Risk Management Division (“ERM”) is responsible for the independent assessment and management of risks across the company, including credit, credit workout, counterparty credit, market, model and operational risk. ERM’s mandate is primarily governed through a board-approved enterprise risk management policy that establishes the board’s risk appetite, risk limits and board reporting thresholds (the “ERM Policy”). ERM is led by the Executive Vice President – Chief Enterprise Risk Officer, who reports directly to the Chief Executive Officer. The Executive Vice President – Chief Enterprise Risk Officer also reports to the Business and Risk Committee of the Board of Directors on a quarterly basis and to the full Board of Directors, as appropriate. ERM’s board reports include standard quarterly risk reports and ad hoc agenda items on specific topics. The ERM Policy and the ERM framework outlined therein apply to all areas of the company, and are complemented by underlying policies at the division and department levels that support the management, monitoring and reporting of risk across the company. The overall ERM framework includes a risk inventory, risk appetite, risk limits, as well as monitoring and reporting requirements. The Chief Executive Officer has also established a corporate enterprise risk management committee (the “ERMC”) to monitor, coordinate and oversee the management of the company’s risks consistent with the ERM Policy. The Executive Vice President—Chief Enterprise Risk Officer chairs the ERMC, which is comprised of most members of senior management. ERM aggregates risk exposures managed throughout the company from the relevant risk owners for review and discussion at the ERMC. The ERMC is supported by additional subcommittees, which focus on specific risk types, such as credit, counterparty, market and operational risk. Information flows from the subcommittees to the ERMC as appropriate, and information and reports to be provided to the Board’s Business and Risk Committee, the Board or any other Board committee are usually reviewed and discussed in the ERMC prior to the relevant board or board committee meeting.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

Developing Mortgage Market Enhancements in Support of New Infrastructure…., page 2

15.	We note you implemented the Uniform Mortgage Data Program (UMDP) and that this program creates standard terms and definitions to be used throughout the industry and establish standard reporting protocols. In addition, we note as part of the Program you implemented the Uniform Collateral Data Portal (UCDP) during the first quarter, which compiles the appraisal reports for conventional mortgages. Please address the following:

•	Tell us and revise future filings to clarify when you began requiring seller/servicers to upload appraisals in the UCDP.

We require seller/servicers to upload appraisals in the Uniform Collateral Data Portal (UCDP) for all loans with application dates after November 30, 2011 that were delivered to us after March 22, 2012. In response to the Staff’s comment, we will revise our Form 10-Q for the quarterly period ended September 30, 2012, as follows:

In the first half of 2012, we continued our efforts to build value for the industry and build the infrastructure for a future housing finance system. These efforts include the implementation of the Uniform Mortgage Data Program, or UMDP, which provides us with the ability to collect additional data that we believe will improve our risk management practices. In the first quarter of 2012, we completed a key milestone of the UMDP with the launch of the Uniform Collateral Data Portal for the electronic submission of appraisal reports for conventional mortgages with application dates after November 30, 2011 that were delivered to us after March 22, 2012. In the second quarter of 2012, we implemented the Uniform Loan Delivery Dataset, or ULDD, which provides for the efficient collection and use of consistent information about loan terms, collateral, and borrowers. The implementation of ULDD is effective for mortgages with application dates after November 30, 2011, which were delivered to us after July 22, 2012, with a transition period allowing for optional usage of ULDD for mortgages delivered to us between April 23, 2012 and July 22, 2012. We are also working with FHFA and others to develop a plan for the design and building of a single securitization platform that can be used in a future secondary mortgage market. We are continuing to work with FHFA and Fannie Mae to develop recommendations to align certain of the terms of the contracts we and Fannie Mae use with our respective single-family seller/servicers, as well as certain practices we follow in managing our respective business relationships with these companies.

•	Tell us whether the upload of appraisals is required only for new loan sales or if your servicers will be required to upload current appraisals on existing loans owned by you on a periodic basis.

We do not require current appraisals to be uploaded for existing loans on a periodic basis.

•	Explain in greater detail how the UCDP will improve your risk management practices and the impact it will have on your internal models (i.e. internal price index) and internal controls, if applicable.

The implementation of the UCDP will allow us to benefit from improved data accuracy and greater operational efficiency. Standardizing data across the entire loan origination process will improve our risk management practices by improving data quality, enhancing risk management capabilities, and reducing collateral related-risks for our lenders because of the added ability to evaluate appraisals against standards and property trends. The standardized data may also be used to validate the accuracy of data and the reasonableness of property comparables. This will allow Freddie Mac to gain better confidence in the collateral value produced by our proprietary models, as well as allow us to better assess collateral risk in advance of the purchase of the loan.

Maintaining Sound Credit Quality of the Loans We Purchase or Guarantee, page 4

16.	We note your disclosure that relief refinance mortgages may not be covered by mortgage insurance for the full excess of their UPB over 80%. We also note that clarifying guidance was provided to lenders related to representations and warranties under the original loan. Please respond to the following:

•

Please explain in further detail the mortgage insurance requirements for borrowers under the relief refinance program. For example, is the original mortgage insurance contract cancelled when the borrower does the refinance, but they must obtain mortgage insurance for the same original amount from another party?

Borrowers who refinance mortgages under the relief refinance program are required to maintain the same mortgage insurance coverage percentage as the original loan. For instance, if the mortgage being refinanced has mortgage insurance coverage, then the same percentage of mortgage insurance coverage must be maintained for the relief refinance mortgage. The mortgage insurance coverage transfers to the new loan. If the refinanced mortgage did not have mortgage insurance coverage, then no mortgage insurance coverage is required for the relief refinance mortgage, regardless of the LTV ratio of the refinanced mortgage.

•

Clarify how the borrower knows the exact amount of new coverage they are required to obtain. Additionally, tell us the typical terms of a private mortgage insurance policy. For example, tell us whether the original policy would have capped coverage at a certain dollar amount, or whether the loss coverage was unlimited up to the total loan amount.

As noted above, under the relief refinance program a borrower’s insurance coverage transfers to the refinanced loan. As such, the amount the borrower pays related to mortgage insurance is unchanged.

Primary mortgage insurance typically covers a specified percentage of the sum of the loan balance at the time of default plus accrued interest and allowable expenses and advances incurred typically through the date of claim payment, specifically set forth in the mortgage insurance master policy. The coverage percentage required depends on the original LTV ratio of the loan (i.e., a loan with an original LTV ratio of 90% will require a higher percentage of mortgage insurance coverage compared to a loan with an original LTV ratio of 85%).

•

Tell us whether refinances under the relief refinance program affect the amount you expect to collect from mortgage insurers. For example, tell us whether the changes affect the counterparties you expect to collect from or the amount in total you expect to collect both before and after the refinance under this program. In this regard, we did not notice significant changes in the maximum coverage provided by the mortgage insurers on page 50 as compared to the similar table provided in the 2011 Form 10-K.

We do not expect that refinances under the relief refinance program will affect the amount we expect to collect from mortgage insurers or from which mortgage insurance counterparties we seek collection. The mortgage insurance policy that was in place for the original loan transfers to the loan refinanced under the relief refinance program. Consequently, the UPB of loans covered by the respective mortgage insurers did not change significantly between December 31, 2011 and March 31, 2012. However, it should be noted that borrower participation in the relief refinance program may reduce credit risk in cases where payments under the refinanced mortgage are reduced, which could ultimately reduce claims we seek from the mortgage insurance company.

•

Explain in further detail whether there has been any change in the amount you expect to collect from mortgage servicers due to representation and warranty violations as a result of borrowers entering into refinances under the relief refinance program.

We do not expect significant changes in the amounts we expect to collect from mortgage servicers due to representation and warranty violations. This is because only current loans can be refinanced under the relief refinance program. This means that we did not have large expected repurchase benefits related to these loans even prior to the refinancings.

Provision for Credit Losses, page 15

17.	We note that your charge-offs, net of recoveries exceeded the amount of your provision for credit losses by $1.4 billion and $1.1 billion during the quarter ended March 31, 2012 and the year ended December 31, 2011, respectively (i.e. allowance for loan losses releases). We also note that your non-performing loans (NPLs) have increased by 4.5% from December 31, 2010 to December 31, 2011 and remained stable between December 31, 2011 and March 31, 2012, while your total loan loss reserves have decreased by 1.1% and 3.1% over the same periods. We also note that you continue to experience high levels of re-defaults on your TDRs, which has the ability to skew your aging statistics given that TDRs are initially reset to current. Considering the trends noted above and the continued significant uncertainty related to housing prices, unemployment and other economic conditions, please tell us and revise your disclosure in future filings to provide a more detailed granular-level discussion of the positive and negative trends in credit quality that you considered in determining the appropriate levels of the reduction in your allowance. In your response, to the extent possible, please quantify the impact each factor had on the allowance release during these periods.

The factors that impacted our provision for credit losses and allowance for loan loss in recent quarters include the following:

•	Reductions in the number of newly impaired loans, largely due to:
-	Declines in the portion of our single-family credit guarantee portfolio originated in 2005 through 2008; and
-	Better credit performance of loans in our single-family credit guarantee portfolio originated since 2009, as compared to loans originated in prior years;
•	Declines in the total number of seriously delinquent loans;
•	Declines in the rate at which delinquent loans transition into serious delinquency;
•

Changes in the composition of our non-performing loans, of which approximately 39% consisted of re-performing TDRs at March 31, 2012, compared to 37% and 23% at December 31, 2011 and December 31, 2010, respectively; and

•	Decreases in the amount of expected losses from the disposition of the underlying collateral, due to stabilizing and improving national home prices.

We provided additional discussion of these items under the “Provision for Credit Losses” section on pages 15 and 16 in our Form 10-Q for the quarterly period ended June 30, 2012, and believe that this discussion provides sufficient granularity on the positive and negative trends in credit quality that we considered in determining the appropriate levels of the reduction in our allowance. Due to the significant interrelationships among each of these items, we are not able to provide a quantification of the impact that each factor had on the allowance release during these periods.

Single-family Mortgage Seller/Servicers, page 47

18.	We note the disclosure on page 48 that your announced changes to your monitoring program in March 2012 that provide for the assessment of certain fees to compensate you for deficiencies in servicer performance and these fees will go into effect on June 1, 2012 and September 1, 2012. You also state on page 64 that under the new servicing standards you will pay incentives to servicers that exceed certain performance standards with respect to servicing delinquent loans and the cost of these increased fees will be partially mitigated by the compensatory fees paid to you by the servicers that do not perform as required. Please tell us and revise future filings to disclose the line item(s) where these additional servicer incentive fees due and the compensatory fees received will be recorded and disclose the gross amount of each similar to your disclosure on the HAMP servicer incentive fees on page 64.

Fees received from servicers as compensation for deficiencies in servicer performance will be reported in other income once they go into effect. Similarly, any incentive fees paid to servicers that exceed certain performance standards, and potential compensatory fees assessed to servicers who fail to meet a minimum performance standard with respect to servicing delinquent loans, will be reported in the other expenses and other income lines, respectively, on our Consolidated Statements of Comprehensive Income. We did not disclose the gross amounts of these incentive and compensatory fees in our Form 10-Q for the quarterly period ended March 31, 2012, because they were insignificant to our consolidated financial statements. We will disclose the gross amount of each of these fees in future periods if they become significant.

In response to the Staff’s comment, we will revise our Form 10-Q for the quarterly period ended September 30, 2012, as follows:

Single Family Mortgage Seller/Servicers

We significantly revised our monitoring program for servicer performance during 2011. In March 2012, we announced changes to our monitoring program in order to provide for the assessment of certain fees to compensate us for deficiencies in servicer performance. These fees went into effect on June 1, 2012 and September 1, 2012 and are recorded to other income within our Consolidated Statements of Comprehensive Income. [These fees were not significant to our consolidated financial statements during the third quarter of 2012.]

Servicing Alignment Initiative and Non-HAMP Standard Modifications

Under these new servicing standards, we will pay incentives to servicers that exceed certain performance standards with respect to servicing delinquent loans. We will also assess compensatory fees from servicers if they do not achieve a minimum performance benchmark with respect to servicing delinquent loans. Incentive fees paid to servicers and compensatory fees received from servicers are recorded to other expenses and other income, respectively, within our Consolidated Statements of Comprehensive Income. These incentives may result in our payment of increased fees to our seller/servicers, the cost of which may be at least partially mitigated by the compensatory fees paid to us by our servicers that do not perform as required. [These fees were not significant to our consolidated financial statements during the third quarter of 2012.]

Note 16—Fair Value Disclosures, page 154

Interest-Rate Swaps and Option-Based Derivatives, page 166

19.	We note your disclosure that you use dealer-supplied grids to determine the price for European call and put swaptions and derivatives with embedded American options based on the option term of the underlying swap and strike rate. You also state that pricing-option models are used. Please clarify whether these grids are an input to the option-pricing models or are the valuation model used for these derivatives. Also, expand your disclosure to discuss the pricing-option models you use.

We value the majority of our option-based derivatives, such as call and put swaptions and purchased interest rate caps and floors, using our option-pricing models. Dealer-supplied interest rate pricing matrices are a key input into these models. Within each matrix, prices are provided for a range of option terms, swap terms, and strikes. The matrix prices are converted to volatilities by the model. Our models then interpolate to determine the volatility for each instrument and use that volatility as an input to the option-pricing model.

In response to the Staff’s comment, we will add the following disclosure to our Form 10-Q for the quarterly period ended September 30, 2012:

Option-Based Derivatives

Option-based derivatives consist of call interest-rate caps, interest rate floors, call swaptions and put swaptions. We value the majority of our option-based derivatives, such as call and put swaptions and purchased interest rate caps and floors, using our option-pricing models. Dealer-supplied interest rate volatility pricing matrices are a key input into these models. Within each matrix, prices are provided for a range of option terms, swap terms, and strikes. Our models then interpolate to determine the volatility for each instrument and use that volatility as an input to the option pricing model. These derivatives are classified as Level 2 as the significant inputs used are observable in active markets.

Valuation Processes and Controls Over Fair Value Measurement, page 170

20.	We note your disclosure on page 171 that you make judgments regarding the liquidity in the marketplace. We also note your reference to illiquid markets and liquidity discounts throughout your valuation disclosures. Please tell us and revise future filings to clearly disclose which assets and liabilities you apply liquidity discounts to as part of your valuation and an expanded discussion on how these adjustments are determined.

We have made references to the term “liquidity” in explaining our fair value hierarchy assessments. In response to the Staff’s comment, we will replace the term “liquidity” with language to clarify that we make fair value hierarchy assessments based on the volume and level of activity in the market for the asset or liability being measured and/or whether the significant inputs to the valuation methods are observable in active markets.

In response to the Staff’s comments, we will make the changes discussed above to our disclosures related to:

•	Mortgage loans, held-for-sale
•	FDIC-guaranteed corporate medium-term notes
•	Securities backed by manufactured housing
•	Asset-backed securities (non-mortgage-related)
•	Guarantee asset

We do not explicitly apply liquidity discounts for valuation techniques where we use third party pricing data or direct market observations as those prices have already considered any liquidity discounts that would be made by market participants. In other instances, we incorporate liquidity adjustments when there is limited observable activity in the market for the asset we are valuing compared to the referenced asset. For example, we apply liquidity discounts based on information obtained from dealers active in the market to certain agency securities with unique characteristics that are not eligible for delivery to the TBA market. Additionally, for single-family mortgage loans where the principal market is the GSE securitization market, we make liquidity adjustments to the management and guarantee fee component of our valuation for loans where third party market information is not available. The liquidity adjustments are not significant to the fair value measurement of non-TBA eligible agency securities or single-family mortgage loans.

To clarify our disclosures and to meet the objectives of the accounting guidance for fair value measurements and disclosures, we will revise our disclosure to eliminate references to liquidity adjustments when they are not significant to the fair value measurement. By specifically identifying the liquidity adjustments, we believe that unnecessary emphasis is placed on these adjustments when they are not significant to the overall fair value measurement of the assets.

Mortgage Loans, page 173

21.	We note the principal markets for mortgage loans are the GSE securitization market and whole loan market. We also note the disclosure on page 155 that during the first quarter of 2011 you changed the principal market for loans four months or more delinquent or in foreclosure to the whole loan market. Please tell us and revise future filings to provide expanded disclosure on the types and quantity of loans that use the GSE securitization market as the principal market compared to the whole loan market. In your response address which of the markets is the principal market for the loans that do not qualify for purchase based on current underwriting standards and that you use internal credit models to value.

The whole loan market is the principal market for loans that are four or more months delinquent, loans that are in foreclosure, loans that have completed a HAMP modification, and loans that have completed a non-HAMP modification and have not been current for at least 12 consecutive months. The total UPB of loans where the whole loan market is the principal market was approximately $114 billion as of June 30, 2012.

The GSE securitization market is the principal market for all other loans, including loans that do not qualify for purchase under current underwriting standards. The total UPB of loans where the GSE securitization market is the principal market was approximately $1,561 billion as of June 30, 2012.

Loans where we determine that the principal market is the GSE securitization market are valued using a build-up technique. Under the build-up technique, the fair value of the loans is estimated by: (i) determining the benchmark security pricing for actively traded mortgage-related securities with similar characteristics, (ii) adding in the value of our management and guarantee fee, and (iii) subtracting the value of the credit obligation related to performing our guarantee. For loans that do not qualify for purchase based on current underwriting standards we use our internal credit models to determine the credit obligation component of the build-up.

In response to the Staff’s comment, we will revise our Form 10-Q to incorporate responses to the Staff’s comments and to reflect additional updates to clarify our disclosure for the quarterly period ended September 30, 2012. Please note that only changes in response to the Staff’s specific comments are presented in bold and underlined below.

Single-Family Loans

Determination of Principal Market

In determining the fair value of single-family mortgage loans, valuation outcomes can vary widely based on management judgments and decisions used in determining: (a) the principal market; (b) modeling assumptions, including default, severity, home prices, and risk premium; and (c) inputs used to determine variables including risk premiums, credit costs, security pricing, and implied management and guarantee fees. Our principal markets include the GSE securitization market and the whole loan market. To determine the principal market, we considered the market with the greatest volume and level of activity ~~within the market~~ and our ability to access that market. In the absence of a market with active trading, we determined the market that would maximize the amount we would receive upon sale. As of September 30, 2012, we determined that the principal market is the whole loan market for loans that are four or more months delinquent, loans that are in foreclosure, loans that have completed a HAMP modification, and loans that have completed a non-HAMP modification and have not been current for at least 12 consecutive months. The total UPB of loans where the whole loan market is the principal market was approximately $X billion as of September 30, 2012. We determined that the principal market for all other loans, regardless of whether the loan is currently securitized or whether the loan is eligible for purchase under current underwriting standards, is the GSE securitization market. The total UPB of loans where the GSE securitization market is the principal market was approximately $X billion as of September 30, 2012.

Whole Loan Market as Principal Market

Loans where we determine that the principal market is the whole loan market are valued using the median of external sources. Under the median of external sources technique, prices for single-family loans are obtained from multiple dealers. These dealers reference market activity for deeply delinquent and modified loans, where available, and use internal models and their judgment to determine default rates, severity rates, home prices, and risk premiums. Single-family mortgage loans valued using this technique are classified as Level 3 due to the low volume and level of activity in this market.

GSE Securitization Market as Principal Market

Loans where we determine that the principal market is the GSE securitization market are valued using the build-up technique. Under the build-up technique, the fair value of single-family mortgage loans is based on the estimate of the price we would receive if we were to securitize the loans. These loans are valued by starting with benchmark security pricing for actively traded mortgage-related securities with similar characteristics; adding in the value of our management and guarantee fee, which is the compensation we receive for performing our management and guarantee activities; and subtracting the value of the credit obligation related to performing our guarantee.

The security price is based on benchmark security pricing for similar actively traded mortgage-related securities, adjusted as necessary based on security characteristics. This security pricing process is consistent with our approach for valuing similar securities retained in our investment portfolio or issued as debt to third parties. See “Assets and Liabilities Measured at Fair Value in Our Consolidated Balance Sheets — Investments in Securities.”

The management and guarantee fee is valued by estimating the present value of the additional cash flows related to our management and guarantee fee. The management and guarantee fees for the majority of our loans are valued using third-party dealer prices on hypothetical interest-only securities based on collateral characteristics from our single-family credit guarantee portfolio. For loans where third party market data is not readily available, we use a discounted cash flow approach, leveraging the dealer prices received for the majority of our loans and including only those cash flows related to our management and guarantee fee.

The credit obligation related to performing our guarantee is valued by estimating the fair value of the related credit and other costs (such as general and administrative expenses) and benefits (such as credit enhancements) inherent in our guarantee obligation. For loans that qualify for purchase under current underwriting standards (used for the majority of our single-family loans, but accounts for a small share of the overall fair value of the guarantee obligation), we use the delivery and guarantee fees that we charge under our current market pricing as a market observation. For loans that do not qualify for purchase based on current underwriting standards, we use our internal credit models, which incorporate factors such as loan characteristics, loan performance status information, expected losses, and risk premiums.

Single-family mortgage loans that qualify for purchase under current underwriting standards are classified as Level 2 as the significant inputs used for the valuation of these loans, such as security pricing, our externally-published credit pricing matrices, and third-party prices used in valuing the management and guarantee fee, are observable, while the unobservable inputs, such as general and administrative expenses and credit enhancements, are not significant to the fair value measurement. Single-family mortgage loans that do not qualify for purchase under current underwriting standards are classified as Level 3 as the credit cost is based on our internal credit models which use unobservable inputs that are significant to the fair value measurement.

For loans that have been refinanced under HARP, we value our guarantee obligation using the delivery and guarantee fees currently charged by us under that initiative. If, subsequent to delivery, the refinanced loan no longer qualifies for purchase based on current underwriting standards (such as becoming past due or being modified), the fair value of the guarantee obligation is then measured: (a) our internal credit models; or (b) the median of external sources, if the loan’s principal market has changed to the whole loan market.

The total compensation that we receive for the delivery of a HARP loan reflects the pricing that we are willing to offer because HARP is a part of a broader government program intended to provide assistance to homeowners and prevent foreclosures. When HARP ends, the beneficial pricing afforded to HARP loans will no longer be reflected in our delivery and guarantee fee pricing structure. If these benefits were not reflected in the pricing for these loans, the fair value of our mortgage loans would have decreased by $X billion as of September 30, 2012. The total fair value of the loans in our portfolio that reflects the pricing afforded to HARP loans as of September 30, 2012 as presented in our consolidated fair value balance sheets is $X billion.

*******

Freddie Mac acknowledges that (i) Freddie Mac is responsible for the accuracy and adequacy of the disclosure in the SEC filings; (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the SEC filings; and (iii) Freddie Mac may not assert Staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this submission, please contact Timothy Kviz, Vice President – Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel – Securities (703-903-2710).

Sincerely,

/s/ Ross J. Kari

Ross J. Kari

Executive Vice President – Chief Financial Officer

cc:	Mr. Donald Layton, Chief Executive Officer

Ms. Carolyn H. Byrd, Freddie Mac Audit Committee Chairman

Mr. John Oliver, PricewaterhouseCoopers LLP

Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency